

Mail Stop 3720

October 9, 2008

Ms. Sariah Hopkins
Executive Vice President and Chief Financial Officer
Debut Broadcasting Corporation, Inc.
1209 16th Avenue South, Ste 200
Nashville, TN 37212

> **Re:** **Debut Broadcasting Corporation, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007, as amended**
> **Filed March 7, 2008**
> **Forms 10-Q for the Quarterly Periods Ended June 30, 2008**
> **File No. 0-50762**

Dear Ms. Hopkins:

We have reviewed your supplemental response letter dated August 21, 2008 as well as your filing and have the following comment. As noted in our comment letter dated June 5, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

1. We note your response to prior comment 2. We further note that your request for a waiver of the required audited and pro forma financial statements in connection with your acquisitions of SBI and RBC was denied by the Division's Chief Accountants' Office in a letter dated September 30, 2008. Until you file all of the audited financial statements of the acquired businesses for the time span required under Rule 8-04 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments. In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

   (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
   (b) dividend or interest reinvestment plans;
   (c) employee benefit plans;
   (d) transactions involving secondary offerings; or

(e) sales of securities under Rule 144.

Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director